Morgan Stanley Asia Limited

Level 46, International Commerce Centre

1 Austin Road West, Kowloon

Hong Kong

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

October 23, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Inessa Kessman

Mr. Robert Littlepage

Ms. Marion Graham

Mr. Jeff Kauten

Re:	WeRide Inc. (the “Company”) (CIK No. 0001867729)

Registration Statement on Form F-1, as amended (Registration No. 333-281054)

Registration Statement on Form 8-A (Registration No. 001-42213)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Time on October 24, 2024, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

MORGAN STANLEY ASIA LIMITED

By:	/s/ David Lau
Name:	David Lau
Title:	Managing Director

[Underwriters’ Acceleration Request]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Manoj Vemula
Name:	Manoj Vemula
Title:	Executive Director

[Underwriters’ Acceleration Request]

Very truly yours,

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Zhong Li
Name:	Zhong Li
Title:	Executive Director

[Underwriters’ Acceleration Request]